May 25, 2018

WABCO Holdings Inc.
2770 Research Drive
Rochester Hills, MI 48309

Ms. Melissa Raminpour
Division of Corporation Finance
Office of Transportation and Leisure
United States Securities and Exchange Commission
Washington, DC 20549

Re:    WABCO Holdings Inc.
Form 10-K for the Fiscal Year ended December 31, 2017
Filed February 16, 2018
Form 10-Q for the Quarter Ended March 31, 2018
Filed April 19, 2018
File No. 001-33332

Dear Ms. Raminpour:
On behalf of WABCO Holdings Inc. (the "Company"), we are hereby responding to the comments by the staff of the Securities and Exchange Commission (the "Staff") contained in your letter dated May 11, 2018 (the "Letter"), in connection with the Company’s Form 10-K annual report for the year ended December 31, 2017 and Form 10-Q for the quarter ended March 31, 2018.

For convenience of reference, each of the Staff’s comments is reproduced below in italics under the headings followed in each case by the related Company response.

Form 10-K For the Year Ended December 31, 2017

General

1.
In a letter to the staff dated June 8, 2015, you stated that your non-U.S. affiliates made sales of aftermarket parts and components to entities in Sudan and Syria. Additionally, a press release on your website states that Daimler Trucks extended its long-term supply agreement with you for new automated manual transmission control technology to support its series production around the world. A Daimler website indicates that Daimler Trucks has regional centers with responsibility for sales and customer service for Sudan and Syria. As you know, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls.

Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria since your 2015 letter, including contacts with their governments, whether through subsidiaries, affiliates distributors, partners, customers, joint ventures or other direct or indirect arrangements. Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

Company Response:

The Company is aware that Sudan and Syria (the “Sanctioned Countries”) are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. The Company maintains an export compliance program and is committed to complying with the U.S. economic sanctions and export controls targeting the Sanctioned Countries.

The Company and its subsidiaries do not have any offices, facilities, employees, assets or operations located in, nor any revenue or liabilities associated with, the Sanctioned Countries. Neither the Company nor any U.S. subsidiaries has had any contacts, sales, services, agreements or other arrangements with the Sanctioned Countries. Non-U.S WABCO subsidiaries have not made any sales to Sudan or to Syria since 2011 and 2013, respectively. As such, in response to the Staff’s request, the amount of the Company’s revenues from or assets and liabilities in the Sanctioned Countries during the previous three fiscal years and subsequent interim period is zero. The Company has not had any agreements, commercial arrangements or other contacts with the governments of the Sanctioned Countries or entities they control, nor does it plan on pursuing such agreements in the future. Non-U.S. subsidiaries occasionally receive inquiries from third parties about the possibility of doing business in the Sanctioned Countries. None of these contacts are initiated by us and these requests are declined.

As the Company disclosed to the Staff in its June 8, 2015 letter, the Company typically sells its products and components to original equipment manufacturers, including the original equipment manufacturer ("OEM") identified in the Letter, and aftermarket distributors. While the Company has no reason to believe that the OEM referenced in the Letter is exporting vehicles containing the Company’s products or components to Sanctioned Countries in violation of U.S. laws, the Company has no control or influence over the sale or distribution of such OEM's vehicles.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 48

2.
We note that as of December 31, 2017 you had $386.1 million of short-term variable rate debt. Please revise to discuss your sensitivity to these changes in interest rates using one of the three disclosure alternatives set forth in Item 305 of Regulation S-K.

Company Response:

In response to the Staff’s comment, the Company will revise its disclosure in future filings to discuss the sensitivity to changes in interest rates. To the extent that the Company has variable rate debt outstanding, the disclosure is expected to be substantially in the following form:

As of December 31, 2017, we had an aggregate outstanding debt balance of $1.4 billion comprised of short-term variable rate debt of $386.1 million, issued primarily under our revolving credit facilities, and of long-term fixed rate debt of $1.0 billion, primarily related to our Senior EUR Notes and Senior Notes, as discussed in Note 14 of Notes to the Consolidated Financial Statements.

Our existing borrowings under the revolving credit facilities have interest at rates between approximately 0.45% and 1.72% per annum. Interest on any future borrowings under the revolving credit facilities would, to the extent of outstanding borrowings, be affected by changes in market interest rates. A change in market interest rates on the variable rate portion of our debt portfolio would impact the interest expense incurred and cash flows. As of December 31, 2017, a 1% change of interest rates within the variable rate portion of our debt portfolio would have the effect of increasing or decreasing annualized interest expense by approximately $3.9 million.

Notes to Financial Statements
Note 20. Business Combinations, page 87

3.
We note your disclosure that the acquisition of Meritor WABCO was accounted for as a step-acquisition which resulted in a gain on remeasurement of equity method investment of $243.5 million. Please explain to us and revise to disclose the valuation techniques used to measure the acquisition-date fair value of the equity interest held immediately prior to the business combination and any information that enables investors to assess the inputs used to develop that fair value measurement. See guidance in ASC 805-10-50-2(g)(3)-(4).

Company Response:

The Company respectfully informs the Staff that the fair value of our equity interest in Meritor WABCO held immediately prior to the business combination was assumed to be equal to the pro rata value of the new equity interest purchased (given that prior to the final closing partnership distribution, both equity interests had equal proportions in the prior joint venture with the same rights and preferences), with the new equity interest consummated on an arm’s length basis by knowledgeable, unrelated parties. The price was further corroborated by applying an income approach that utilized discounted future estimated net cash flows based on projections of revenues and expenses and our weighted-average cost of capital.

The Company will revise the footnote disclosure in future filings to include an expanded discussion on the valuation of the fair value of our equity interest held immediately prior to the acquisition. Such disclosure is expected to be substantially in the following form:

The acquisition of Meritor WABCO was accounted for as a step-acquisition. The equity investment held by the Company immediately prior to acquisition was remeasured to an acquisition-date fair value of $258.0 million based on the pro rata value of the new equity interest acquired given that prior to the final closing partnership distribution, both partners had equal proportions of equity interest in the prior joint venture with the same rights and preferences, and that the acquired equity interest was consummated on an arm’s length basis by knowledgeable, unrelated parties. This valuation was corroborated by applying an income approach that utilized discounted future estimated cash flows based on projections of revenues and expenses and our weighted-average cost of capital. The resulting gain on remeasurement of equity method investment amounted to $243.5 million.

Form 10-Q For the Quarter Ended March 31, 2018

Notes to Financial Statements
Note 3. Revenue from Contracts With Customers, page 9

4.
We note that for both OEM and Aftermarket contracts, you estimate volume discounts based on the most likely amount. In light of the fact that you appear to have a large number of contracts with similar characteristics, please explain to us why you believe this is a more appropriate method than expected value. See guidance at ASC 606-10-32-8.

Company Response:

In response to the Staff’s comment, the Company advises the Staff that per ASC 606-10-32-8, the most likely amount may be an appropriate estimate of the amount of variable consideration if the contract has only two possible outcomes. The volume discount offered to the customer is typically binary in nature. That is, either the customer receives the discount or they do not. In certain instances, contracts with customers may provide a limited number of outcomes for volume discounts based on certain qualitative factors.

In addition, the most likely amount is considered to be the most appropriate method to estimate volume discounts based on the fact that the volume discount offered is specific to the customer, the contract and other factors such as specific strategic initiatives. Each of the customer relationships is managed by a dedicated account team, who is in a position to estimate the sales volume and determine the appropriate volume discount. Therefore, the Company believes that considering that the majority of volume discounts offered to the customer are binary, and thus containing only two possible outcomes, the most likely method would be the more appropriate method for estimating amount the amount of volume discounts.

5.
We note your disclosure that revenue for OEM serial production contracts requiring customization is generally recognized at a point in time. Please explain to us why you believe these contracts do not meet the criteria for over time recognition, specifically the criteria that they have no alternative use and you have enforceable right of payment. See guidance at ASC 606-10-25-27. Also, for those contracts that do meet the over time recognition criteria please tell us and disclose the nature of the input method you will use to recognize revenue as you produce the specified units. Also, disclose why this method provides a faithful depiction of the transfer of the goods. See ASC 606-10-50-18.

Company Response:

In response to the Staff’s comment, the Company advises the Staff that the revenue from the customized OEM serial production contracts is recognized at a point in time as the underlying contracts did not meet both conditions for over time recognition in ASC 606-10-25-27. Most of the Company's products can be sold in the aftermarket. Certain OEM contracts have contractual limitations that limit the Company's ability to resell the produced parts during serial production to parties other than the OEM but in the European Union such limitations are not enforceable and therefore these parts are still considered to have an alternative use. In other jurisdictions these contractual limitations are enforceable under the respective laws which cause the parts in these regions to have no alternative use. However, based on discussions held with legal counsel, in absence of a termination clause or provision within the Purchase Order or Electronic Data Interchange (EDI), we would likely only be able to receive reimbursement of actual costs (versus actual costs plus a margin) incurred up to the termination date. As we did not have any contracts with no alternative use and a termination clause or provision that would allow for recovery including a margin, we concluded we did not have any OEM contracts that met the over time criteria.

For future OEM contracts that meet the over time recognition criteria, we will enhance our existing disclosure to indicate that the Company will use a “cost-to-cost” input method which is an appropriate method under ASC 606-10-50-18 to measure progress towards completion of the performance obligation to deliver the parts to the customer. We believe that this method better reflects the Company’s efforts to satisfy its performance obligation as the cost incurred (resources consumed, labor hours expended, time elapsed and machine hours used) is proportionate to its progress in satisfying the performance obligation.

We thank you for your prompt attention to these responses and look forward to hearing from you at your earliest convenience. Please direct any questions concerning these responses to the undersigned at +32-2-663-9981.

Very truly yours,

/s/ Sean Deason
Sean Deason
Vice President Controller and Investor Relations